ทะเบียนเลขที่ บมจ. 53
File No. 82-3827

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.910/ L.347 /2004

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

[redacted]

05005062

December 28, 2004

SUPPL

RECEIVED
2005 JAN -3 A 11:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Investment in Petroleum Exploration and Production Project, Block EU-1

PTT Exploration and Production Public Company Limited or PTTEP wishes to announce that the cabinet has approved PTTEP's investment in petroleum exploration and production project, Block EU-1. The joint venture partners consist of Amerada Hess (Thailand) Limited (the Operator), Apico LLC, PTTEP Siam Limited (a subsidiary of PTTEP), ExxonMobil Exploration and Production Khorat Inc. The participation interests will be 35%, 35%, 20% and 10% respectively.

The Block EU-1 petroleum exploration and production project covers an area of 192.6 square kilometers, adjacent to the E5 North project, in Udon Thani province. The joint venture partners plan to develop the EU-1 project together with the E5 North project, and will name it the Phu horm project, since both projects have the same group of co-venture partners. At present, the joint venture partners are negotiating the Gas Sales Agreement with PTT Public Company Limited.

Yours sincerely,

Maroot Mrigadat
President

PROCESSED
JAN 12 2005

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

No. PTTEP 1.910/ L. 701 /2004

Finance Department
Tel. 0-2537-4512/0-2537-4611

December 28, 2004

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Filing of unaudited financial statements

PTT Exploration and Production Public Company Limited (PTTEP) wishes to announce that the Company's Board of Directors, at meeting No. 13/2547/230 on December 28, 2004, passed a resolution to file unaudited and unreviewed financial statements from the auditor to the Stock Exchange of Thailand, starting with the 2004 unaudited financial statements as of December 31, 2004.

Yours sincerely,

Maroot Mrigadat
President

อาคารสำนักงาน ปตท.สผ. 555 ถนนวิภาวดีรังสิต เขตจตุจักร กรุงเทพฯ 10900 โทร. +66(0) 2537-4000 แฟ็กซ์: +66(0) 2537-4333, 2537-4444 http://www.pttep.com
PTTEP Office Building, 555 Vibhavadi-Rangsit Road, Chatuchak, Bangkok 10900 Thailand Tel. +66(0) 2537-4000 Fax: +66(0) 2537-4333, 2537-4444 http://www.pttep.com

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

No. PTTEP 1.910/ L.703 /2004

Finance Department
Tel. 0-2537-4512/4611

December 28 , 2004

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: **Five - Year Investment Plan (Year 2005 – 2009)**

PTT Exploration and Production Public Company Limited (PTTEP) wishes to announce that the estimated Capital Expenditure and Operating Expenditure for the Company and its subsidiaries over the five-year period from 2005 to 2009 will be approximately Baht 133,800 million. Expenditures have been revised to incorporate the latest work programs. At present, the Company has a total of 24 projects, which consist of 1) major projects that are under production, and will be in production in 2005, such as Bongkot, Pailin, Yadana, Yetagun, and S1, and Nang Nual, which are approximately 40 percent of the total Capital and Operating Expenditures 2) projects that will start production in the future such as Arthit and MTJDA, which are approximately 41 percent of the total Capital and Operating Expenditures, and 3) projects that are under exploration such as Oman 44 project, Myanmar M7 & M9 project, Vietnam 9-2 and Vietnam 16-1 projects, and Algeria 433a & 416b project. The details of five - year investment plan are as follows:

Unit: Million Baht

	2005	2006	2007	2008	2009
Capital Expenditure	25,300	26,100	13,200	11,100	9,100
Operating Expenditure	11,200	8,700	8,900	10,200	10,000
	36,500	34,800	22,100	21,300	19,100

Plan for the year 2005

For 2005, Capital Expenditure will be used for the Company's existing projects as follows:

-2- / 1. Major Projects.....

1. Major Projects that are under production

1.1 Bongkot Project - Navamindra Petroleum Area
Expected natural gas sale is 560 million standard cubic feet per day (MMSCFD). Expenditure is mainly for the construction of production facilities, 3 additional wellhead platforms, and the drilling of 6 development wells.

1.2 Pailin Project
Expected natural gas sale is 358 MMSCFD, with expenditure planned for the construction of 3 wellhead platforms, and the drilling of 44 development wells.

1.3 Yadana Project
Expected natural gas sale is 648 MMSCFD. Expenditure is mainly for the construction of a Medium Compression Platform, and studies on Sein gas field development. This includes the construction of 1 production platform, and the drilling of 2 development wells.

1.4 Yetagun Project
Expected natural gas sale will increase to 400 MMSCFD. Expenditure is mainly for a 3-D seismic survey, and the drilling of 3 appraisal wells

1.5 S1 Project
Expected crude oil sale is 20,000 barrels per day, with expenditure planned for the drilling of 30 development wells.

2. Projects that will start production in the future

2.1 Arthit Project
The current plan for the Arthit Project is that gas production start-up will be in the first half of 2007 with an initial production rate of 330 MMSCFD. Expenditure is planned for the construction of 1 production platform, 6 wellhead platforms, and the drilling of 20 development wells.

2.2 MTJDA Project
The plan for the MTJDA Project is that the signing of Gas Sales Agreement will be in the first quarter of 2005. Expected gas production start-up will be in the second half of 2008 with an initial production rate of 270 MMSCFD. Proposed expenditure for 2005 is mainly for the basic engineering design.

3. Projects that are under exploration consist of Oman 44 project, Myanmar M7 & M9 project, Vietnam 9-2 and Vietnam 16-1 projects, Algeria 433a & 416b project. For these exploration projects, the expenditure will be mainly for the drilling of exploration wells, and the seismic surveys.

-3- / For 2005,....

For 2005, PTTEP plans to increase its petroleum sales to an average of about 143,000 barrels of oil equivalent per day (BOED), which is an increase from the previous sales target of about 134,000 BOED.

Yours sincerely,

Maroot Mrigadat
President